EXHIBIT 2.1

EXECUTION COPY

February 24, 2009

AMENDMENT No. 5

to

SHARE SALE AND PURCHASE AGREEMENT

relating to the sale and purchase of

a non-controlling interest in

The Whitehall Group

by and among

Barclays Wealth Trustees (Jersey) Limited

in its capacity as trustee of

The First National Trust

(as Seller),

WHL Holdings Limited,

Polmos Bialystok S.A.

(as Purchaser),

and

Central European Distribution Corporation

(as Parent)

AMENDMENT NO 5

SHARE SALE AND PURCHASE AGREEMENT

This AMENDMENT No. 5 TO THE SHARE SALE AND PURCHASE AGREEMENT (this “Amendment No. 5”) is entered into as of February 24, 2009, by and among BARCLAYS WEALTH TRUSTEES (JERSEY) LIMITED in its capacity as trustee of THE FIRST NATIONAL TRUST, a trust company incorporated under the laws of Jersey, having its registered office at 39-41, Broad Street, St. Helier, JE4 5PS Jersey, Channel Islands (the “Seller”), WHL HOLDINGS LIMITED, a company incorporated under the laws of the Republic of Cyprus, whose registered office is located at Chrysanthou Mylona, 3 Street, P.C. 3030 Limassol, Cyprus (“Whitehall”), POLMOS BIALYSTOK S.A., a joint stock company incorporated under the laws of Poland, whose registered office is located at ul. Elewatorska No. 20, 15-950 Bialystok, Poland (the “Purchaser”) and CENTRAL EUROPEAN DISTRIBUTION CORPORATION, a corporation incorporated under the laws of the State of Delaware in the United States of America, whose registered office is at 2 Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004, U.S.A. (the “Parent” and together with Purchaser, the “Purchasing Parties”), (Seller, Whitehall Purchaser and Parent, collectively, the “Parties”, and each, individually, a “Party”).

RECITALS

WHEREAS, on May 23, 2008, the Parties entered into a Share Sale and Purchase Agreement relating to the sale and purchase of a non-controlling interest in The Whitehall Group, as amended by Amendment No. 1, dated October 21, 2008 (such agreement, as so amended, the “Agreement”). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement;

WHEREAS, the Parties have reached agreement with respect to amending, modifying and supplementing certain provisions of the Agreement relating to the form and timing of certain payments to be made by Purchaser to Seller pursuant to the Agreement, including Section 4.11 and Section 7.5 thereof; and

WHEREAS, the Parties wish to revoke, cancel and rescind Amendment No. 4 before any of the amendments to the Agreement contemplated by Section 3 thereof shall have become effective.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below and intending to be legally bound, the Parties agree as follows:

1.	Effectiveness.

The modifications and amendments to the Agreement set forth herein shall be effective immediately.

2.	Rescission of Amendment No.4; No other Amendment.

(a) Section 3 of Amendment No. 4 is hereby revoked, cancelled and rescinded and shall be of no further force and effect. For the avoidance of doubt, nothing herein shall alter the effectiveness of Section 2 of Amendment No. 4 and the Parties expressly acknowledge and agree that Amendment No. 3 was revoked, cancelled and rescinded in its entirety as of February 13, 2009 and remains null and void. For the avoidance of doubt, the Parties expressly acknowledge and agree that Amendment No. 2 was revoked, cancelled and rescinded in its entirety as of February 6, 2009.

(b) Except as expressly set forth herein, no other amendment or modification is made to the Agreement which shall remain at all times in full force and effect in accordance with its terms. References to “this Agreement” in the Agreement shall include the Agreement as amended by this Amendment No. 5.

3.	Amendments.

(a) Amendment of Section 7.5. Section 7.5 of the Agreement is hereby amended and restated in its entirety to read as follows:

(a) The Parties acknowledge and agree that the average daily closing share price, weighted by daily volume, on the NASDAQ Global Select Market for a CEDC Share during the 20-trading day period ending on Friday, November 21, 2008 (being the last trading day in the 20-trading day period ending on Sunday, November 23, 2008, the date that was six months after the Closing Date), rounded to the nearest cent, was $25.29. Accordingly, pursuant to the terms and conditions previously agreed between the Parties, the Parties acknowledge and agree that Purchaser shall pay, or cause Parent to pay, to Seller and/or, in the case of the First Guarantee Shares, Kaoufman, an amount in US Dollars equal to twenty-one million nine hundred fifty-six thousand nine hundred thirty US Dollars ($21,956,930) (the “First Guarantee Amount”).

(b) Purchaser agrees to pay, or cause Parent to pay, the First Guarantee Amount as follows:

(i) Pursuant to and in accordance with Section 4.11, a cash payment in the amount of five million US Dollars ($5,000,000) shall be paid to Seller (or to its designee) at the Third Closing (as defined below).

(ii) A cash payment in the amount of two million US Dollars ($2,000,000) shall be paid to Seller (or its designee) on March 16, 2009; such amount to be paid, or caused to be paid, by Purchaser by wire transfer of immediately available cleared funds to the account or accounts to be designated to Purchaser by Seller no later than March 12, 2009; provided that, at any time before the Third Closing Parent may elect to increase the amount of cash payable under this Section 7.5(b)(ii) (any such additional amount, the “Additional Cash Election”).

(iii) At the Third Closing, Parent shall issue to Seller and/or Kaoufman (as determined pursuant to Section 7.5(k), below) an aggregate number of CEDC Shares equal to (x) an amount in US Dollars equal to (1) fourteen million nine hundred fifty-six thousand nine hundred thirty US Dollars ($14,956,930) less (2) the Additional Cash Election, if any, divided by (y) the Guarantee Issuance Price (as defined below) (such number of shares, the “First Guarantee Shares”).

(iv) For purposes of this Agreement, the “Guarantee Issuance Price” shall be equal to the average daily closing share price, weighted by daily volume, on the NASDAQ Global Select Market for a CEDC Share during the 10-trading day period ending on (and including) February 22, 2009.

(c) In addition to the First Guarantee Amount, Purchaser agrees to pay, or cause Parent to pay to Seller and/or, in the case of the Second Guarantee Shares, Kaoufman, a further amount in US Dollars equal to the product of (x) the excess, if any, of (1) $25.29 over (2) the Guarantee Issuance Price multiplied by (y) 843,524 (such amount, the “Second Guarantee Amount”). For the avoidance of doubt, if the Guarantee Issuance Price is equal to or exceeds $25.29, neither Purchaser nor Parent shall have any obligation with respect to the Second Guarantee Amount.

(d) Purchaser agrees to pay, or cause Parent to pay, the Second Guarantee Amount as follows:

(i) At the Third Closing, Parent shall issue to Seller and/or Kaoufman (as determined pursuant to Section 7.5(k), below) an aggregate number of CEDC Shares equal to (x) the Second Guarantee Amount divided by (y) the Guarantee Issuance Price (such number of shares, the “Second Guarantee Shares”); provided that in no event shall the sum of the First Guarantee Shares and the Second Guarantee Shares exceed the Guarantee Shares Cap (as defined below) and the number of Second Guarantee Shares issued shall be reduced, if and to the extent necessary, by the number of CEDC Shares (the “Excess Shares”) to cause the sum of the First Guarantee Shares and the Second Guarantee Shares to equal the Guarantee Shares Cap. For purposes of this Agreement the “Guarantee Shares Cap” shall be that number of CEDC Shares equal to (A) two million one hundred thousand (2,100,000) CEDC Shares minus (B) a number of CEDC Shares equal to (1) the Additional Cash Election divided by (2) the Guarantee Issuance Price;

(ii) In the event that the number of Second Guarantee Shares is limited by application of the proviso set forth in Section 7.5(d)(i) above, at the Third Closing, Parent shall pay, or cause Purchaser to pay, to Seller (or its designee) an amount in cash in US Dollars equal to (x) the Excess Shares multiplied by (y) the Guarantee Issuance Price (the “Second Guarantee Cash Amount”).

(e) Further, in addition to, but without duplication of, the payment of the First Guarantee Amount and the Second Guarantee Amount, if on any single day (each a “Sales Day”) during the period commencing on the Registration Date (as defined below) and ending on the date that is 210 days after the Registration Date (or, if such date does not fall on a Business Day, the next Business Day immediately following such date) (the “Third Guarantee Period”), Seller or Kaoufman (or any Affiliate of Kaoufman to which Seller or Kaoufman has transferred such CEDC Shares) sells in a bona fide arms-length transaction any CEDC Shares that Seller or Kaoufman has received pursuant to the Agreement (including, without limitation, as Share Consideration at the Second Closing or as First Guarantee Shares or Second Guarantee Shares at the Third Closing), in one or more transactions for an average sales price per share, weighted by volume (the “Average Sales Price”) that is less than the Guarantee Issuance Price, then Purchaser shall pay, or cause Parent to pay, to Seller or Kaoufman, as the case may be, a Third Guarantee Amount (as defined below) as and to the extent required by Section 7.5(f) below.

(f) Each “Third Guarantee Amount” shall be calculated as an amount in US Dollars equal to the product of (x) the aggregate number of CEDC Shares sold by Seller or Kaoufman (or any Affiliate of Kaoufman to which Seller or Kaoufman has transferred such CEDC Shares) on the relevant Sales Day multiplied by (y) the excess, if any, of (1) the Guarantee Issuance Price over (2) the volume weighted average sales price per CEDC Share traded on the NASDAQ Global Select Market during regular trading hours on the applicable Sales Day (the “Average NASDAQ Daily Price”); provided that if for any Sales Day such data cannot be obtained without unreasonable effort or expense from a recognized third-party vendor (or reliable public source), then for that Sales Day the Average NASDAQ Daily Price shall be deemed to be the average of the highest and lowest sales price per CEDC Share traded on the NASDAQ Global Select Market during regular trading hours. For the avoidance of doubt, it is expressly agreed and acknowledged that:

(i) if the Average NASDAQ Daily Price for the applicable Sales Day equals or exceeds the Guarantee Issuance Price, no Third Guarantee Amount shall be due in respect of any CEDC Shares sold by Seller or Kaoufman (or any Affiliate of Kaoufman to which Seller or Kaoufman has transferred such CEDC Shares) on such Sales Day, notwithstanding that the

Average Sales Price realized by the Seller or Kaoufman (or any Affiliate of Kaoufman to which Seller or Kaoufman has transferred such CEDC Shares) may have been less than the Average NASDAQ Daily Price;

(ii) no Third Guarantee Amount shall be due unless the Average Sales Price realized in respect of all the CEDC Shares sold by Seller or Kaoufman (or any Affiliate of Kaoufman to which Seller or Kaoufman has transferred such CEDC Shares) on any Sales Day is less than the Guarantee Issuance Price, notwithstanding that the Average NASDAQ Daily Price for such Sales Day may have been less than the Guarantee Issuance Price; and

(iii) each Third Guarantee Amount shall be calculated strictly according to the terms set forth above, notwithstanding that the Average Sales Price realized exceeds the Average NASDAQ Daily Price on any applicable Sales Day.

(g) No later than five (5) Business Days after (x) the end of each calendar month following the Registration Date and (y) the last day of the Third Guarantee Period, Seller and Kaoufman (or any Affiliate of Kaoufman to which Seller or Kaoufman has transferred CEDC Shares) shall deliver a written notice to Parent, setting forth: for each sales transaction effected by Seller or Kaoufman (or any Affiliate of Kaoufman to which Seller or Kaoufman has transferred CEDC Shares) during the immediately preceding calendar month: (i) the identity of the seller who effected each sales transaction, (ii) the date of each sales transaction, (iii) the number of CEDC Shares sold in each sales transaction, (iv) the price per share paid in each sales transaction, (v) where and how each sales transaction was effected and (vi) the calculation of any Third Guarantee Amount due in respect of all Sales Days in the immediately preceding calendar month.

(h) Purchaser shall pay, or cause Parent to pay, to Seller and/or Kaoufman, as the case may be, the aggregate amount of all Third Guarantee Amounts accrued during the previous fiscal quarter no later than the date that is fifteen days after the end of such fiscal quarter (or, if such date is not a Business Day, the next Business Day). Notwithstanding the foregoing, Purchaser shall pay, or cause Parent to pay, to Seller to Seller and/or Kaoufman, as the case may be, the aggregate amount of all Third Guarantee Amounts accrued but unpaid as of the last day of the Third Guarantee Period no later than the fifteenth (15th) day after the end of the Third Guarantee Period (or, if such date is not a Business Day, the next Business Day). In each case, the amounts payable under this Section 7.5(h) shall be paid in US Dollars by wire transfer of immediately available cleared funds to the account or accounts to be designated to Purchaser by Seller no later than the date of the most recent notice required under Section 7.5(g) above. Any day on which a Third Guarantee Amount is due and payable under this Section 7.5(h) shall be referred to as a “Third Guarantee Payment Date.”

(i) In addition to the payment of the First Guarantee Amount, the Second Guarantee Amount, any Third Guarantee Amounts and the Final Consideration, in the event that the Registration Statement is not declared effective before April 9, 2009, Parent shall pay, or cause Purchaser to pay, to Seller (or its designee) interest, accruing daily at the annual rate of 10% (calculated on the basis of a 365-day year) from and after April 9, 2009 until the Registration Date on the Guarantee Outstanding Daily Balance (as defined below). Any interest payable pursuant to this Section 7.5(i) shall become due and shall be paid, to the extent then accrued and unpaid, on each Third Guarantee Payment Date and such amount in US Dollars shall be added to any amount otherwise payable pursuant to Section 7.5(h) above. For the purposes of this Agreement, the “Guarantee Outstanding Daily Balance” shall be calculated, on any given day, as the amount in US Dollars equal to: (x) the First Guarantee Amount plus (y) the Second Guarantee Amount minus (z) the sum of all amounts already paid to Seller (or its designee) pursuant to Section 7.5(b)(i), Section 7.5(b)(ii) and Section 7.5(d)(ii) as of the day the Guarantee Outstanding Daily Balance is determined; provided that for any calendar month (or part thereof) beginning on or after April 9 and ending on the Registration Date, during which the Average NASDAQ Daily Price (as defined below) of a CEDC Share is less than 135% of the Guarantee Issuance Price, the Guarantee Outstanding Daily Balance shall be capped at twelve million one hundred eighty thousand three hundred seventy-five dollars (being the product of 750,000 CEDC Shares and 135% of the Share Guarantee Price); provided, further, that in the event that the Guarantee Outstanding Daily Balance was capped in the immediately preceding calendar month, the Guarantee Outstanding Daily Balance shall be increased during the current month by the amount of the Guarantee Outstanding Daily Balance on the last day of the previous calendar month (but not above the Guarantee Outstanding Daily Balance calculated without regard to any caps imposed in the foregoing provisos). For the avoidance of doubt, interest shall accrue and be paid as set forth above regardless of the reason why the Registration Statement has not been declared effective by April 9, 2009, except in the event that the delay is caused solely by the refusal of Newco or any Group Company to deliver the Required Financial Information (as defined below) for any reason other than the failure of Parent to deliver the reasonably satisfactory written justification required under Section 7.13(a), in which case no interest shall be payable by Parent or Purchaser under this Section 7.5(i).

(j) In consideration of the right to receive the Second Guarantee Amount and the Third Guarantee Amount set forth above, Seller agrees to transfer to Purchaser at the Third Closing an additional three hundred seventy-five (375) Class B Shares in Newco.

(k) No later than one calendar day prior to the Third Closing Date, Seller shall deliver to Parent written instructions setting forth: (i) the aggregate number of First Guarantee Shares and Second Guarantee Shares to be issued to Seller at the Third Closing (the “Seller Shares”), together with the number of share certificates and the amount of shares to be evidenced by each such certificate (which in aggregate shall total the Seller Shares) and (ii) the aggregate number of First Guarantee Shares and Second Guarantee Shares to be issued to Kaoufman at the Third Closing (the “Kaoufman Shares”), together with the number of share certificates and the amount of shares to be evidenced by each such certificate (which in aggregate shall total the Kaoufman Shares); provided that in no event shall Seller request any share certificate to be issued for number of shares less than the lesser of (x) 50,000 shares and (y) the Seller Shares or the Kaoufman Shares, as applicable.

(b) Amendment to Article IV. Section 4.11 and Section 4.12 of the Agreement are hereby deleted in their entirety and Article IV of the Agreement is hereby amended by adding the following sections thereto, immediately following Section 4.10:

Section 4.11. Third Closing.

(a) The delivery by Purchaser to Seller and/or Kaoufman, as the case may be, of the First Guarantee Shares, the Second Guarantee Shares, the cash amount provided by Section 7.5(b)(i) and the Second Guarantee Cash Amount, if any, (such event, the “Third Closing”) shall take place on February 24, 2009, at such place and time as Parent and Kaoufman shall agree, it being acknowledged that the Third Closing may, if so agreed, take place by telephone, fax and e-mail communication without need for a physical closing location. The date on which the Third Closing is to occur is referred to herein as the “Third Closing Date”.

(b) At the Third Closing, or on such other date as may be expressly provided for below, Purchaser shall deliver to:

(i) Seller an amount in cash in US Dollars equal to the sum of (x) five million US Dollars (US$5,000,000) and (y) the Second Guarantee Cash Amount, if any; such amount to be paid, or caused to be paid, by Purchaser by wire transfer of immediately available cleared funds to the account or accounts to be designated to Purchaser by Seller no later than February 20, 2009;

(ii) Seller no later than on the Business Day immediately following the Third Closing Date, one or more share certificates (as requested by Seller pursuant to Section 7.5(k)(i)) for the account of Seller evidencing the issuance of the Seller Shares to Seller, and a written confirmation from the transfer agent of Parent confirming the issuance of the Seller Shares to Seller, provided that Parent shall deliver to Seller an extract from the register of shareholders of Parent confirming the issuance of the Seller Shares to Seller, duly signed by the transfer agent of Parent on the Business Day immediately following such date;

(iii) Kaoufman no later than on the Business Day immediately following the Third Closing Date, one or more share certificates (as requested by Seller pursuant to Section 7.5(k)(ii)) for the account of Kaoufman evidencing the issuance of the Kaoufman Shares to Kaoufman, and a written confirmation from the transfer agent of Parent confirming the issuance of the Kaoufman Shares to Kaoufman, provided that Parent shall deliver to Kaoufman an extract from the register of shareholders of Parent confirming the issuance of the Kaoufman Shares to Kaoufman, duly signed by the transfer agent of Parent on the Business Day immediately following such date;

(iv) Seller a copy, certified by an officer of Parent, of the board resolutions of Parent approving the issuance of a number of CEDC Shares to Seller and/or Kaoufman equal to the sum of (x) the First Guarantee Shares and (y) the Second Guarantee Shares,

(v) Seller, in respect of the Class B Shares in Newco, transfer orders in the required form set forth by applicable law duly executed by an authorized representative of Purchaser and duly witnessed, dated as of the Third Closing Date and containing the instruction to register the transfer from Seller to Purchaser of three hundred seventy-five (375) Class B Shares in Newco; and

(vi) Seller two (2) original executed counterparts of Amendment No. 1 to the Shareholders Agreement, executed by a duly empowered representative of Purchaser.

(c) At the Third Closing, Seller shall deliver to Purchaser:

(i) a share certificate evidencing ownership by Seller of one thousand eight hundred seventy-five (1,875) Class B Shares in Newco for partial cancellation and reissue evidencing the balance of one thousand five hundred (1,500) Class B Shares in Newco to remain owned by Seller immediately after the Third Closing; provided that evidence that the foregoing share certificate has been sent by express courier to the secretary of Newco shall be deemed to satisfy the delivery obligation set forth in this Section 4.11 (c)(ii).

(ii) transfer orders in the required form set forth by applicable law duly executed by an authorized representative of

Seller and duly witnessed, dated as of the Third Closing Date and containing the instruction to register the transfer from Seller to Purchaser of three hundred seventy-five (375) Class B Shares in Newco;

(iii) a duly signed resolution of the board of directors of Newco approving the transfer from Seller to Purchaser of three hundred seventy-five (375) Class B Shares in Newco; and

(iv) two (2) original executed counterparts of Amendment No. 1 to the Shareholders Agreement, executed by a duly empowered representative of Seller and Newco.

(d) All actions to be taken and all documents to be executed and delivered by the Parties at the Third Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

Section 4.12. Delivery of Final Consideration.

(a) Parent shall pay, or cause Purchaser to pay, the Final Consideration to Seller, together with agreed interest thereon, according to the following schedule of payments, in each case by deposit by wire transfer in immediately available cleared funds to the Euro-denominated account at a bank Seller shall have specified in advance to Parent (with a copy to Purchaser):

(i) On June 15, 2009, Parent shall pay, or cause to be paid, to Seller the amount of eight million fifty thousand four hundred eleven euros (€8,050,411), being the amount equal to eight million euros (€8,000,000) plus interest accrued thereon from and after May 23, 2009 (being the first anniversary of the Closing Date), at an annual interest rate of 10% accruing daily based on a 365-day year; and

(ii) On September 15, 2009, Parent shall pay, or cause to be paid, to Seller the amount of eight million three hundred three thousand six hundred thirty euros (€8,303,630), being the amount equal to eight million fifty thousand euros (€8,050,000) plus interest accrued thereon from and after May 23, 2009 (being the first anniversary of the Closing Date), at an annual interest rate of 10% accruing daily based on a 365-day year.

(b) Purchaser shall have no right to set-off all or part of the Final Consideration against any amount that Seller owes or may owe to Purchaser, whether as a result of a Claim or otherwise, without the Seller’s prior consent.

Section 4.13. Adjustment to Consideration.

(a) If any payment is made by Seller to Purchaser or to Parent pursuant to Article 9 hereof, such payment(s) shall be considered for all Tax purposes as a reduction of the Consideration paid by the Purchaser and the Consideration shall be deemed to have been reduced by the amount of such payment.

(b) If any payment is made by Purchaser or Parent to Seller pursuant to Article 9 hereof, such payment(s) shall be considered for all Tax purposes as an increase in the Consideration paid by the Purchaser and the Consideration shall be deemed to have been increased by the amount of such payment.

(c) Further Amendments to Article VII. Article VII of the Agreement is hereby amended and supplemented by adding the following sections thereto, immediately following Section 7.12:

Section 7.13 Registration of CEDC Shares

(a) The Parties agree that as promptly as reasonably practicable following the date on which Parent has received the Required Financial Information (as defined below), Parent shall prepare and file with the SEC a registration statement under the Securities Act (the “Registration Statement”) with respect to all the CEDC Shares issued to Seller and Kaoufman pursuant to the Agreement (including, for the avoidance of doubt, the Share Consideration issued at the Second Closing and the Second Guarantee Shares and the Third Guarantee Shares issued at the Third Closing), all of which are acknowledged and agreed to be Registrable Securities, as such term is defined in the Registration Rights Agreement. Parent shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to cause the CEDC Shares to be registered under the Securities Act no later than the date that is thirty (30) calendar days after the date on which Parent has received from Newco or any other Group Company any financial information with respect to Newco, the Group and/or the Joint Venture required by applicable law or regulation to be included, directly or indirectly, in the Registration Statement (the “Required Financial Information”), provided that Parent shall have provided justification in writing reasonably satisfactory to Newco or the relevant Group Company, as applicable, to the effect that the Required Financial Information is required to be included in the Registration Statement by applicable law or regulation. The date on which the Registration Statement is declared effective by the SEC is referred to herein as the “Registration Date”.

(b) The filing of the Registration Statement and the registration of the CEDC Shares provided by this Section 7.13 shall be deemed to be a Demand Registration under the Registration Rights Agreement and, except as expressly set forth herein, shall be subject to and governed by the terms and conditions of the Registration Rights Agreement.

(c) Seller and Parent expressly acknowledge and agree that all references to “commercially reasonable efforts” in the Registration Rights Agreement shall be deemed to be modified and amended to read “reasonable best efforts” and that any reference to the expiration of any rights or obligations under the Registration Rights Agreement on the “the one year anniversary of the issuance of the shares of Common Stock issued pursuant to the Purchase Agreement” shall be deemed to be modified and amended to read, mutatis mutandis: “the later of (x) the one year anniversary of the issuance of the shares of Common Stock issued pursuant to the Purchase Agreement and (y) the end of the Third Guarantee Period (as defined in the Purchase Agreement)”.

Section 7.14. Amendments to Shareholders Agreement.

(a) The Shareholders Agreement shall be amended, effective as of the Third Closing, to provide that the Exercise Price (as defined therein) shall be adjusted upwards by an amount in US Dollars equal to the sum of the stream of Time Adjusted Dividend Payments (as defined below).

(b) Each “Time Adjusted Dividend Payment” shall be an amount in US Dollars calculated according to the following formula:

Divn = (A + B) / 7,500 * TotDivn * (1.12) R

Where:

A =	the number of Class B Shares transferred by Seller to Purchaser at the Third Closing;

B =	the number of Class B Shares transferred by Seller to Purchaser pursuant to Section 7.18(c), if any; provided that such number of shares shall only be taken into account in respect of any dividend payment made on or after the date on which such Class B Shares were transferred;

TotDivn =	for each dividend payment date, the total amount of dividends (in US Dollars) paid by Newco to the holders of Class B Shares as a class in respect of all the Class B Shares outstanding on such dividend payment date; provided that such dividend payment date occurs after the Third Closing and prior to the end of the year in which the date of the exercise of the Exit Option (as defined in the Shareholders Agreement) occurs; and

R =	the number of years (including any fractional year) in the period from the respective dividend payment date through the end of the year in which the date of the exercise of the Exit Option occurs.

(c) An agreed form of the amendment to the Shareholders Agreement is attached hereto as Exhibit A (“Amendment No. 1 to the Shareholders Agreement”).

(d) The Parties intend that in all other respects Seller should receive the same economic value as a result of the exercise of the Exit Option as Seller would have received had it continued to hold all of the Class B Shares that are transferred to Purchaser at the Third Closing and/or pursuant to Section 7.18(a). Accordingly, the Parties covenant and agree that they shall negotiate in good faith and agree any further amendments to the Shareholders Agreement as may be necessary from time to time in order to give effect to the foregoing intent.

Section 7.15 Further Agreements with Respect to Third Guarantee Period.

(a) From and after the date hereof until the earlier of (i) the end of the Third Guarantee Period and (ii) the Release Date (as defined below), except with the prior consent of Parent, Kaoufman and Seller shall not, and shall cause any Affiliate of Kaoufman to which Kaoufman or Seller has transferred CEDC Shares not to, sell more than an aggregate of 750,000 CEDC Shares in any calendar month at a price that is lower than 135% of the Guarantee Issuance Price. For the avoidance of doubt, (i) Kaoufman and Seller (and any Affiliate of Kaoufman to which Kaoufman or Seller has transferred CEDC Shares) may sell more than an aggregate of 750,000 CEDC Shares in any calendar month without violating this Section 7.15(a) provided that any CEDC Shares in excess of the 750,000 limit are sold at a price that is at least 135% of the Guarantee Issuance Price and (ii) all sales by Kaoufman, Seller and all such Affiliates of Kaoufman are intended to be aggregated for purposes of determining whether the limit of 750,000 has been exceeded in any calendar month.

(b) In the event that Kaoufman or Seller, or any Affiliate of Kaoufman to which Kaoufman or Seller has transferred CEDC Shares, breaches the foregoing undertaking, Parent and Purchaser shall have no further obligation to pay any Third Guarantee Amount relating to any Sales Day occurring during or after the calendar month in which the breach occurs; provided that, for the avoidance of doubt, Parent and Purchaser shall remain obligated to pay any accrued but unpaid Third Guarantee Amount relating to a Sales Day that occurred prior to the calendar month in which the breach occurs pursuant to and in accordance with Section 7.5(h). For the avoidance of doubt, no breach of the undertaking given in Section 7.15(a) shall have the effect of releasing Parent or Purchaser from their obligation to pay the Floor Adjustment Amount pursuant to Section 7.18.

(c) In the event that during the Third Guarantee Period the Average NASDAQ Daily Price of a CEDC Share exceeds 135% of the Guarantee Issuance Price for a period of 15 consecutive trading days, Parent and Purchaser shall have no further obligation to pay any Third Guarantee Amount relating to any Sales Day that occurs after the last trading day in such 15 trading day period (such day, the “Release Date”); provided that, for the avoidance of doubt, Parent and Purchaser shall remain obligated to pay any accrued but unpaid Third Guarantee Amount relating to a Sales Day that occurred on or prior to the Release Date pursuant to and in accordance with Section 7.5(h).

(d) From and after the date hereof until the earlier of (i) the end of the Third Guarantee Period and (ii) the Release Date, Kaoufman and Seller (and any Affiliate of Kaoufman to which Seller or Kaoufman has transferred CEDC Shares) shall not, directly or indirectly, (i) effect or agree to effect any short sale, whether or not against the box, with respect to any CEDC Shares, (ii) establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) with respect to any CEDC Shares, (iii) grant any other right (including, without limitation, any put or call option) with respect to any CEDC Shares or any security that includes, relates to or derives any significant part of its value from, CEDC Shares or (iv) otherwise seek to hedge its position in the CEDC Shares. To the extent that Kaoufman, Seller, or any Affiliate of Kaoufman to which Kaoufman or Seller has transferred CEDC Shares, holds its CEDC Shares in “street name” or pursuant to any analogous nominee arrangement, Kaoufman, Seller and any such Affiliate of Kaoufman shall obtain undertakings from the legal record holder that such legal owner shall not engage in any securities lending with respect to any CEDC Shares that it holds for the benefit of Kaoufman, Seller or such Affiliate of Kaoufman, which undertakings shall be in a form reasonably satisfactory to Parent.

(e) In the event that Kaoufman, Seller, or any Affiliate of Kaoufman to which Kaoufman or Seller has transferred CEDC Shares, breaches the undertaking set out in Section 7.5(d) above, Parent and Purchaser shall have no further obligation to pay any Third Guarantee Amount relating to any Sales Day occurring during or after the calendar month in which the breach occurs; provided that, for the avoidance of doubt, Parent and Purchaser shall remain obligated to pay any accrued but unpaid Third Guarantee Amount relating to a Sales Day that occurred prior to the calendar month in which the breach occurs pursuant to and in accordance with Section 7.5(h).

(f) At any time (and from time to time) after the Registration Date, any Shareholder (as defined in the Registration Rights Agreement) may provide to Parent a written request (each such request, a “Removal Request”) for the removal of the legend set forth in Section 5.3(c)(iv)(A) (the “Share Legend”) from any certificates bearing such Share Legend which evidence Registered Shares that have been issued to such Shareholder, as and to the extent set forth in this clause (f). For purposes of this clause (f), certificates bearing the Share Legend are referred to as “Legended Certificates” and certificates that do not bear the Share Legend are referred to as “Unlegended Certificates.”

Promptly after Parent’s receipt of a proper Removal Request, Parent shall take such actions as are appropriate to cause its transfer agent to issue in the name of such requesting Shareholder (or in the name of such nominee or other agent as such Shareholder shall request, provided that such nominee or other agent shall hold any CEDC Shares transferred to it and evidenced by Unlegended Certificates solely for the benefit of the Shareholder, which Shareholder shall retain the power to vote, or direct the voting of, and the power to dispose, or direct the disposition of, such CEDC Shares) one or more Unlegended Certificates in replacement of Legended Certificates surrendered for exchange by such requesting Shareholder; provided, however, it is understood and agreed that the number of CEDC Shares held in “street name” or nominee form by or on behalf of a Shareholder or otherwise represented by Unlegended Certificates held by or on behalf of a Shareholder (collectively “Unlegended Shares”) at any time shall not exceed the aggregate number of Registered Shares beneficially owned by such Shareholder that such Shareholder has a good faith, bona fide intention to sell during the 30 calendar days following the issuance by the transfer agent of the Unlegended Certificates that are the subject of such Removal Request (such aggregate number of Registered Shares, the “Transfer Shares”).

Each Removal Request must be signed by the requesting Shareholder and be accompanied by a copy or copies of the share certificate(s) evidencing the Legended Certificates that the requesting Shareholder wishes to exchange for Unlegended Certificates. In addition, each Removal Request must set forth (i) the identity of the Shareholder and, if applicable, its nominee, (ii) the total number of Transfer Shares, (iii) the total number of Unlegended Shares beneficially owned by such Shareholder as of the date of the Removal Request, (iv) such Shareholder’s written acknowledgement of the restrictions on resale of Registered Shares under the securities laws, and (v) such Shareholder’s covenants (A) not to dispose of any Registered Shares except in compliance with the Securities Act, which requirements include the obligation not to dispose of any Registered Shares except in compliance with the prospectus delivery requirements of the Securities Act, and (B) upon the receipt of any notice from Parent of a “suspension event” as contemplated by Section 4.1 of the Registration Rights Agreement, (1) to immediately suspend the disposition of Registered Shares in accordance with such Section 4.1 until the expiration of such period of suspension, including, if applicable, until Parent has provided copies of any amended or supplemented prospectus filed with the SEC and until any post-effective amendment is declared effective, (2) if so directed by Parent, deliver to Parent or destroy all copies in such Shareholder’s possession of the prospectus covering the Registered Shares current at the time of receipt of such notice, and (3) keep the receipt of such notice and all facts and circumstances relating to such suspension event confidential.

(g) For the avoidance of doubt, the Parties expressly agree that on the occurrence of any “suspension event” contemplated by Section 4.1 of the Registration Rights Agreement, the Third Guarantee Period shall be automatically extended for a number of days equal to the aggregate number of days during which any Shareholder shall have been obligated to suspend the disposition of any Registered Shares pursuant to Section 7.15(f) above or Section 4.1 of the Registration Rights Agreement.

Section 7.16 Repetition of Representations and Warranties.

(a) As of the date of any Amendment to this Agreement and as of the Third Closing, Seller repeats and affirms, mutatis mutandis, the representations, warranties and agreements set forth in Section 5.1(a), Section 5.2 (provided that references to the “Closing” shall be deemed to refer to the “Third Closing”), Section 5.3 (provided that references to the “Share Consideration” shall be deemed to refer to the “Second Guarantee Shares and the Third Guarantee Shares” and references to the “Second Closing” shall be deemed to be refer to the “Third Closing”), Section 5.5 and Section 5.6 hereof.

(b) As of the date of any Amendment to this Agreement and as of the Third Closing, Parent and Purchaser repeat and affirm, mutatis mutandis, the representations and warranties set forth in Section 6.1, Section 6.2 (provided that references to the “Closing” shall be deemed to refer to the “Third Closing”) Section 6.3; Section 6.4, Section 6.8(b) (provided that references to the “Share Consideration” shall be deemed to refer to the “Second Guarantee Shares and the Third Guarantee Shares” and references to the “Second Closing” shall be deemed to be refer to the “Third Closing”) and Section 6.9 hereof.

Section 7.17 Confidential Information.

(a) Seller and Parent acknowledge that on or about February 13, 2009, certain confidential information (the “Supplemental Disclosures”) was disclosed by Parent to Seller and to Kaoufman, subject to the terms and conditions of a Confidentiality Agreement, dated February 5, 2009, by and among Parent, Seller and Kaoufman (the “Confidentiality Agreement”).

(b) Parent represents and warrants to Seller that the Supplemental Disclosures, when taken together with the information presented in the press releases issued by Parent subsequent to

September 30, 2008 and the Parent Reports, does not as of the date hereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 7.18 Additional Payment to Seller.

(a) In addition to the First Guarantee Amount, the Second Guarantee Amount and the Third Guarantee Amount set forth in Section 7.5, Purchaser agrees to pay, or cause Parent to pay, to Seller (or its designee) a further amount (the “Floor Adjustment Amount”), subject to the following terms and conditions:

(i) If the average daily closing price, weighted by daily volumes and rounded down to the nearest whole cent, during the Third Guarantee Period (the “Third Period Average Price”) is equal to or exceeds 105% of the Guarantee Issuance Price, the Floor Adjustment Amount shall be equal to zero Euros (€0) and no further payment shall be due to Seller;

(ii) If the Third Period Average Price is equal to or less than the Guarantee Issuance Price, the Floor Adjustment Amount shall be equal to one million five hundred thousand euros (€1,500,000); and

(iii) If the Third Period Average Price is greater than 100% but less than 105% of the Guarantee Issuance Price, the Floor Adjustment Amount shall be an amount in euros equal to the product of (x) €1,500,000 multiplied by (y) a fraction, (1) the numerator of which is equal to the absolute value of the difference between the Third Period Average Price and the amount that is 105% of the Guarantee Issuance Price and (2) the denominator of which is an amount equal to 5% of the Guarantee Issuance Price.

(b) Purchaser shall pay, or cause Parent to pay, to Seller (or its designee) the Floor Adjustment Amount no later than the third Business Day after the end of the Third Guarantee Period by wire transfer of immediately available cleared funds to the Euro-denominated account or accounts to be designated to Purchaser by Seller no later than the final day of the Third Guarantee Period.

(c) In the event that the Floor Adjustment Amount is greater than zero Euros (€0), and in consideration and against receipt thereof, Seller shall transfer to Purchaser an additional number of Class B Shares in Newco (rounded down to the nearest whole share) equal to the product of (x) 75 Class B Shares (being 1% of the total number outstanding) multiplied by (y) a fraction, (1) the numerator of which is the Floor Adjustment Amount and (2) the denominator of which is €1,500,000. Such additional Class B Shares shall be transferred to Purchaser by Seller on the same date that the Floor Adjustment Amount is paid pursuant to Section 7.18(b) above.

Section 7.19 Purchaser and Parent Cash Receipts.

(a) Each of Parent and Purchaser hereby acknowledges and agrees that any cash amount that it receives from Newco, the Company or any other Group Company (i) in the nature of a dividend or other distribution or (ii) as payment of interest or the repayment of principal in respect of any loan granted to Newco, the Company or any other Group Company, shall be applied first in priority to the payment of any amount in cash due hereunder to Seller (or its designee).

(b) To the extent there is any amount due and unpaid hereunder to Seller (or its designee) at the time of payment by Newco, the Company or any Group Company of any cash amount referred to in Section 7.19(a)(i) or (ii) above, each of Parent and Purchaser hereby agrees to use its reasonable best efforts to cause Newco, the Company and any Group Company, as applicable, to pay such cash amount (to the extent of any amount due and unpaid hereunder to Seller (or its designee)) directly to Seller (or its designee).

(d) Amendment to Article I. Section 1.1 of the Agreement is hereby modified to add the following definitions:

“Additional Cash Election”	has the meaning ascribed to it in Section 7.5(b)(ii);

“Amendment No. 1 to Shareholders Agreement”	has the meaning ascribed to it in Section 7.14(c);

“Average NASDAQ Daily Price”	has the meaning ascribed to it in Section 7.5(f);

“Average Sales Price”	has the meaning ascribed to it in Section 7.5(e);

“Confidentiality Agreement”	has the meaning ascribed to it in Section 7.17(a);

“Excess Shares”	has the meaning ascribed to it in Section 7.5(d)(i);

“First Guarantee Amount”	has the meaning ascribed to it in Section 7.5(a);

“First Guarantee Shares”	has the meaning ascribed to it in Section 7.5(b)(iii);

“Floor Adjustment Amount”	has the meaning ascribed to it in Section 7.18(a);

“Guarantee Issuance Amount”	has the meaning ascribed to it in Section 7.5(b)(iv);

“Guarantee Outstanding Daily Balance”	has the meaning ascribed to it in Section 7.5(i);

“Guarantee Shares Cap”	has the meaning ascribed to it in Section 7.5(d)(i);

“Kaoufman Shares”	has the meaning ascribed to it in Section 7.5(k);

“Legended Certificates”	has the meaning ascribed to it in Section 7.15(f);

“Registered Shares”	means those CEDC Shares that are covered by the Registration Statement;

“Registration Date”	has the meaning ascribed to it in Section 7.13(a);

“Registration Statement”	has the meaning ascribed to it in Section 7.13(a);

“Release Date”	has the meaning ascribed to it in Section 7.15(c);

“Removal Request”	has the meaning ascribed to it in Section 7.15(f);

“Required Financial Information”	has the meaning ascribed to it in Section 7.13(a);

“Sales Day”	has the meaning ascribed to it in Section 7.5(e);

“Second Guarantee Amount”	has the meaning ascribed to it in Section 7.5(c);

“Second Guarantee Cash Amount”	has the meaning ascribed to it in Section 7.5(d)(ii);

“Second Guarantee Shares”	has the meaning ascribed to it in Section 7.5(d)(i);

“Seller Shares”	has the meaning ascribed to it in Section 7.5(k);

“Share Legend”	has the meaning ascribed to it in Section 7.15(f);

“Supplemental Disclosures”	has the meaning ascribed to it in Section 7.17(a);

“Third Closing”	has the meaning ascribed to it in Section 4.11(a);

“Third Closing Date”	has the meaning ascribed to it in Section 4.11(a);

“Third Guarantee Amount”	has the meaning ascribed to it in Section 7.5(f);

“Third Guarantee Payment Date”	has the meaning ascribed to it in Section 7.5(h);

“Third Guarantee Period”	has the meaning ascribed to it in Section 7.5(e);

“Third Period Average Price”	has the meaning ascribed to it in Section 7.18(a)(i);

“Time Adjusted Dividend Payment”	has the meaning ascribed to it in Section 7.14;

“Transfer Shares”	has the meaning ascribed to it in Section 7.15(f);

“Unlegended Certificates”	has the meaning ascribed to it in Section 7.15(f);

“Unlegended Shares”	has the meaning ascribed to it in Section 7.15(f);

Section 1.1 is further amended to delete the following definitions: “Average Market Price” and “Minimum Share Price”

4.	Miscellaneous.

The provisions of Article 10 (Miscellaneous), including, but not limited to, Section 10.2 (Governing Law), Section 10.3 (Dispute Resolution; Consent to Arbitration) of the Agreement as amended by this Amendment No. 5 are hereby incorporated by reference and shall apply hereto, mutatis mutandis.

IN WITNESS WHEREOF, each party hereto has caused this Amendment No. 5 to be duly executed on its behalf as of the day and year first above written.

BARCLAYS WEALTH TRUSTEES (JERSEY) LIMITED in its capacity as Trustee of THE FIRST NATIONAL TRUST

By:	/s/ Leslie Cunliffe
Name:	Leslie Cunliffe
Title:	Director

BARCLAYS WEALTH TRUSTEES (JERSEY) LIMITED in its capacity as Trustee of THE FIRST NATIONAL TRUST

By:	/s/ Bernard Quant
Name:	Bernard Quant
Title:	Director

WHL HOLDINGS LIMITED

By:	/s/ Mark Kaoufman
Name:	Mark Kaoufman
Title:	Director

POLMOS BIALYSTOK S.A.

By:	/s/ Christopher Biedermann
Name:	Christopher Biedermann
Title:	Board Member

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

By:	/s/ William Carey
Name:	William Carey
Title:	President